CANDLEWOOD SECURITIES LLC

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2022

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 _____ AND ENDING 12/31/2022 _____
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **CANDLEWOOD SECURITIES LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

600 SUPERIOR AVE. E., SUITE 1800
(No. and Street)

CLEVELAND	OH	44114
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

STEPHEN LATKOVIC 216-472-6642   sjl@candlewoodpartners.com

(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

MARCUM LLP
(Name – if individual, state last, first, and middle name)

9 PARKWAY NORTH, SUITE 200	DEERFIELD	MI	60015
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, STEPEHN LATKOVIC _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of CANDLEWOOD SECURITIES LLC _____, as of ~~3/31~~ 4/03 MG _____ 23 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director ~~or equivalent person,~~ as the case may be, has any proprietary interest in any account classified solely as that of a customer.



MICHAEL GOODNIGHT
Notary Public, State of Ohio
My Commission Expires
July 24, 2027
COMMISSION 2022-SE-851770

Signature: _____

Title:
CHIEF EXECUTIVE OFFICER

Michael Goodnight
Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

ANNUAL AUDIT REPORT

For the Period from January 1, 2022 to December 31, 2022

Candlewood Securities LLC
(Name of Respondent)

600 Superior Ave., East, Ste. 1800
Cleveland, Ohio 44114
(Address of Principal Executive Office)

Mr. Stephen Latkovic
Candlewood Securities LLC
600 Superior Ave., East, Ste. 1800
Cleveland, Ohio 44114
(216) 472-6660
**(Name and address of person authorized to receive notices and
communications from the Securities and Exchange Commission)**

CANDLEWOOD SECURITIES LLC

TABLE OF CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of **Candlewood Securities, LLC**

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Candlewood Securities, LLC (the "Company") as of December 31, 2022, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information presented in Schedules I, II, and III (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2016.

Marcum LLP

Deerfield, Illinois
March 29, 2023

CANDLEWOOD SECURITIES LLC
Statement of Financial Condition
December 31, 2022

ASSETS

Cash	$ 315,229
Receivables	258,045
Prepaid expenses	23,822
TOTAL ASSETS	$ 597,096

LIABILITIES AND MEMBER'S EQUITY

Accounts payable	$ 6,170
Accrued commissions	239,878
Deferred revenue	15,000
TOTAL LIABILITIES	261,048
MEMBER'S EQUITY	336,048
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 597,096

See accompanying Notes to Financial Statements

NOTE A - Summary of significant accounting policies

Business activity
Candlewood Securities LLC (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934. The Company provides general investment banking and advisory services to a wide array of clients, ranging from start-ups to publicly traded companies. Its broker-dealer services focus primarily on private placements for closely-held companies or institutional investment funds.

The Company was formed on September 9, 2002, as an Ohio limited liability company; as such, its sole member possess limited personal liability for obligations of the Company. The Company will continue to exist perpetually unless terminated earlier by Candlewood Holdings, LLC ("Parent").

Basis of accounting
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board Accounting Standards Codification ("ASC").

Use of estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Risks and Uncertainties:
Financial instruments which potentially expose the Company to concentrations of credit risk consist primarily of cash and receivables from customers. The Company maintains cash in banks offering protection for cash by Federal Depository Insurance Company ("FDIC") up to $250,000. The Company's exposure was $65,229 in excess of FDIC limits as of December 31, 2022. Management believes that the Company is not exposed to any significant credit risk on cash.

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Income taxes
The Company is a single member limited liability company. The Company is treated as a disregarded entity for federal and state income tax purposes. In lieu of paying taxes at the company level, Parent is taxed on the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in these financial statements.

The Company follows the accounting guidance for uncertainty in income taxes using the provisions of ASC 740, Income Taxes (ASC 740). Using that guidance, tax positions initially need to be recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities.

As of December 31, 2022, the Company had no uncertain tax positions that qualify for either recognition or disclosure in the financial statements. It is the Company's policy to include any penalties and interest related to income taxes as income tax expense; however, the Company currently has no penalties or interest related to income taxes. The earliest year that the Company is subject to examination is the year ended December 31, 2019.

NOTE B – Revenue from Contracts with Customers

Revenue Recognition
Revenues from contracts with customers is recognized following a five step model to (a) identify the contracts(s) with a customer, (b) identify the performance obligations in the contract, (c) determine transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies the performance obligation.

Commission Revenue - Placements
The Company receives commissions for the placement of investors' capital with customers, typically funds and/or fund managers. The Company can earn tail commissions on capital placed with certain customers over a specified period of time from the initial placement date. These commissions are typically based off a percentage of the total dollar value of the initial placement. The Company records tail commission revenue on the date such commission becomes due and payable, which is typically a quarter end.

The Company may also provide additional marketing and consulting services to customers as part of the placement agreement. Retainer fees are typically invoiced on a monthly basis at negotiated fee amounts over a specified period of time. When it is determined that these retainer fees are in relation to the placement services that have not yet occurred, the Company records the invoiced amounts as deferred revenue on the accompanying financial statements. The Company recorded deferred revenue of $15,000 for the year-ended December 31, 2022. When deferred revenue for these retainers is recorded, the Company records the corresponding payments to registered representatives as prepaid expenses to ensure proper matching of when the expenses and related revenues are recognized.

Referral Fees
The Company provides referrals to third parties whereby the Company agrees to be paid a percentage of a future settlement in a favorable outcome. The Company does not know at the time it provides the referral if a favorable outcome is probable or an amount that is estimable. Therefore, the Company recognizes revenue at a point in time on the date it receives such notification from the referral party that the transaction price is determined, enabling the Company to invoice the customer and record the revenue.

Administrative Fee Revenue
Administrative revenue is earned from the Company's registered representatives based upon a predetermined contractual amount. The Company considers the annual registered representative fees to be "Stand-Ready" performance obligations as the services are provided on demand based on the customers' needs. Revenues are recognized based on the period covered by each contractual amount, usually monthly.

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NOTE E – Contingencies

In the normal course of business, the Company is subject to routine examinations by FINRA and the SEC and subject to penalties, fines and capital assessments resulting from those examinations. The Company is presently not under examination by the SEC or FINRA.

Schedule II - Computation for Determination of the Reserve Requirements under Rule 15c3-3

The Company is not required to comply with Rule 15c3-3 as the Company is relying on Footnote 74 of the SEC Release No. 34-70013 adopting amendments to 17 C.F.R. § 240.17a-5.

Schedule III - Information Relating to the Possession or Control Requirements of 15c3-3

The Company is not required to comply with Rule 15c3-3 as the Company is relying on Footnote 74 of the SEC Release No. 34-70013 adopting amendments to 17 C.F.R. § 240.17a-5.